

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2012

<u>Via Email</u>
Judith Scarpello
President and Chief Executive Officer
Barrier 4, Inc.
6200 E. Canyon Rim Road
Anaheim, California 92807-4315

> **Re:** **Barrier 4, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 26, 2012**
> **File No. 333-181147**

Dear Ms. Scarpello:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors, page 9</u>

<u>Because we are a development stage company and have little capital…, page 13</u>

1. Please delete or revise the last sentence of this risk factor as appropriate.

<u>Management's Discussion and Analysis of Financial Condition and Result of Operation, page 21</u>

<u>General Overview, page 21</u>

2. Considering your disclosure that you need further funding to develop your website, please update the eighth paragraph on page 21 to provide a revised date by which you expect your website to be functional.

Undertakings, page 41

3.  We reissue, in part, comment 5 of our letter dated June 21, 2012.  We note that the language of paragraphs (a)(ii) and (a)(iii) on page 41 is inconsistent with the required undertakings.  Please revise these paragraphs to conform exactly to the language contained in the undertakings set forth at Items 512(a)(1)(ii) and 512(a)(1)(iii) of Regulation S-K.

4.  We note that you added the undertaking in paragraph (g) and it references "Item 14" of your filing, but there is no Item 14 in your filing.  We further note that paragraph (g) appears to be nearly identical to paragraph (e), so it is unclear why paragraph (g) is necessary.  Please revise.  See Item 512(h) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or in his absence Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters.  Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc:     William B. Barnett
        Via Email